EXHIBIT 99.1

Neptune Announces New Board of Director Nominees for Election at Annual and Special Meeting of Shareholders

LAVAL, Quebec, May 27, 2015 (GLOBE NEWSWIRE) -- Neptune Technologies & Bioressources Inc. ("Neptune" or the "Corporation") (Nasdaq:NEPT) (TSX:NTB), today announced its slate of director nominees for election at its next Annual and Special Meeting ("ASM") of shareholders to be held on July 14, 2015. The slate is comprised of four current directors, and three new director nominees.

Katherine Crewe, Francois Roy and Leendert Staal will stand for election at the ASM as new nominees, while current directors Ronald Denis, M.D., Pierre Fitzgibbon, Jim Hamilton and John Moretz will stand for re-election.

"Neptune is committed to good corporate governance and much has been done to enhance our governance framework over the last twelve months," highlighted Mr. Pierre Fitzgibbon, Chairman of Neptune. "We have already seen a significant strengthening of our leadership team and, at this year's ASM, we are proposing additional enhancements that will further strengthen and align us with best practices. This includes the establishment of independent board members for Neptune and our subsidiary, Acasti, with the exception of Jim Hamilton who will sit on both boards. Despite these changes, Neptune remains fully committed and supportive of Acasti's business initiatives and will maintain a level of oversight consistent with its ownership."

New Director Nominees

All three new independent director nominees are proven leaders with successful track records. A brief biography of each follows:

Leendert Staal is a seasoned and accomplished senior executive with a strong track record of value creation. Dr. Staal has held numerous senior level positions within the DSM group, most recently as President and CEO of DSM Nutritional Products and previously as President and CEO of DSM Pharmaceuticals. Dr. Staal also held the position of Group Vice President of Quest International and was Chairman of Unipath (a wholly owned subsidiary of Unilever). He is currently an independent consultant and owner of Staal Consulting LLC, focusing on Merger & Acquisitions and business strategy. Recently, he has been providing consulting services in connection with Neptune's Sherbrooke plant, where he is part of a team enhancing and optimizing plant output. Dr. Staal has a Ph.D. in Chemistry from the University of Amsterdam.

Katherine Crewe is a strong and proactive leader with a consistent track record for identifying and maximizing manufacturing and business processes. She has spent 30 years in the medical device and pharmaceutical manufacturing space for companies with sales and distribution networks spanning the globe. During her career, she held several executive positions in various operations and quality management positions. Most recently, Mrs. Crewe was Managing Director, Canadian operations, at Mallinckrodt Pharmaceuticals and prior to this she was Vice President, Operations, at Cryocath Technologies. Mrs. Crewe is currently Chair of TEC-Canada, where she works with entrepreneurs, executives and business owners in understanding current challenges and opportunities and helps set objectives and goals, in order to meet new milestones. Mrs. Crewe holds a Master of Engineering (Biomedical), from McMaster University and a Bachelor of Science (Chemical Engineering) from Queen's University.

Francois Roy has extensive experience as a corporate director and executive in the private and public sectors. Most recently, Mr. Roy was Vice Principal (Administration and Finance) at McGill University, and also held the positions of Chief Financial Officer at Télémedia, and Executive Vice President and Chief Financial Officer at Quebecor Inc. He currently sits on the boards of numerous public companies and the advisory boards of several private corporations, including, among others, the Caisse de dépôt et placement du Quebec, Transcontinental Inc. and Noranda Income Fund. Mr. Roy is also a strong supporter of arts and culture. He has served on the boards of several not-for-profit organizations, including the Montreal Museum of Fine Arts, the Canadian Centre for Architecture and the Opéra de Montréal. Mr. Roy holds a Bachelor of Arts and a Master of Business Administration degree from the University of Toronto.

"We are pleased to strengthen our board with the addition of three new highly qualified director nominees, who will add valuable experience and fresh perspective to the board," continued Mr. Fitzgibbon. "The proposed director slate brings important and differentiated benefits to the Corporation, including relevant business and industry experience and a strong track record of value creation in their respective areas. They are well positioned to help guide our organization forward. It is a time of change for the Company and we are equipping ourselves with new direction as we enter our next stage of business development."

In conjunction with these new additions to Neptune's board, Adrian Montgomery, Reed V. Tuckson, M.D., Harlan W. Waksal, M.D., and Jerald J. Wenker will be leaving Neptune's board, while seeking re-election on Acasti's board where their expertise will be focused on the development of Acasti's drug candidate, CaPre®. Valier Boivin will be retiring from both boards. "On behalf of Neptune's Board of Directors and management, I would like to thank our outgoing board members for their significant contributions to the Corporation's development during their tenure," concluded Mr. Fitzgibbon.

Neptune expects to mail a management information circular to shareholders in relation to the ASM, on or prior to June 17, 2015.

About Neptune Technologies & Bioressources Inc.

Neptune is a biotechnology company engaged primarily in the development and commercialization of marine-derived omega-3 polyunsaturated fatty acids (''PUFAs''). Neptune has a patented process of extracting oils from Antarctic krill, and principally sells omega-3 PUFAs as bulk oil to Neptune's distributors who commercialize them under their private label primarily in the U.S., European and Australian nutraceutical markets. Neptune's products generally come in bulk oil or capsule form and serve as a dietary supplement to consumers. Neptune's head office is located at 545 Promenade du Centropolis, Suite 100, Laval, Quebec.

Through its subsidiary Acasti Pharma Inc. ("Acasti"), in which Neptune holds approximately 48% of the participating and voting rights, Neptune is also pursuing opportunities in the medical food and prescription drug markets. Acasti focuses on the research and development of safe and therapeutically effective compounds for highly prevalent atherosclerotic conditions, such as cardiometabolic disorders and cardiovascular diseases. Its lead prescription drug candidate is CaPre®, a purified high omega-3 phospholipid concentrate derived from Neptune krill oil being developed to address the prevention and treatment of cardiometabolic disorders, including hypertriglyceridemia, which is characterized by abnormally high levels of triglycerides.

Forward Looking Statements

Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties,  readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

The forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement and the "Cautionary Note Regarding Forward-Looking Information" section contained in Neptune's latest Annual Information Form, which also forms part of Neptune's latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the investor section of Neptune's website at www.neptunebiotech.com (the "AIF"). All forward-looking statements in this press release are made as of the date of this press release. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under "Risk Factors".

Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

CONTACT: Neptune Contacts:
         John Ripplinger
         Investor Relations
         +1.450.687.2262
         j.ripplinger@neptunebiotech.com
         neptunebiotech.com